UNIVERSAL TECHNOLOGY SYSTEMS CORP.
20 Trading Post Way,
Medford Lakes, NJ 08055

November 13, 2013

BY EDGAR
Ms. Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Universal Technology Systems Corp. (the “Company”)
Form 8-K Filed September 30, 2013 (the “8-K”)
File No. 333-187308

Dear Ms. Long:

Reference is made to your comment letter, dated October 25, 2013, to the Company, relating to the subject filing (the “Comment Letter”). The Company hereby requests that it be permitted to respond to the Comment Letter not later than November 22, 2013. The Company’s accountant and auditors require the additional time to address certain comments in the Comment Letter. In addition, the Company requests the additional time to prepare confidential treatment application for certain portions of the materials that are required to be filed under the Comment Letter.

Very truly yours,

/s/ Robert J. Fasnacht

Name:	Robert J. Fasnacht
Title:	President and Chief Operating Officer